09056753

SEC Mail Processing Section MAR 02 2009 Washington, DC 104

AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpina Capital, LLC

OFFICIAL USE ONLY
145794
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jackson Street, Suite 101
(No. and Street)

Denver (City) CO (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Soden, Managing Partner, 303-242-5758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig and Hand
(Name – *if individual, state last, first, middle name*)

110 Veterans Memorial Blvd. Suite 200, Metairie, LA 70005
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Scott Soden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpina Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING PARTNER

Title

Notary Public   My Commission Expires 02/07/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ALPINA CAPITAL, LLC

December 31, 2008

Audit of Financial Statements

CONTENTS

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Alpina Capital, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **ALPINA CAPITAL, LLC** (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALPINA CAPITAL, LLC** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 15, 2009

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

ALPINA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and Cash Equivalents	$ 76,317
Furniture and Equipment, at Cost,	
Less Accumulated Depreciation of $19,408	25,603
Other Assets	18,500
Total Assets	$ 120,420

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 15,996
Total Liabilities	15,996
MEMBERS' EQUITY	104,424
	$ 120,420

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
STATEMENT OF INCOME

For the Year Ended December 31, 2008

REVENUES	
Consulting Income	$ 904,490
Interest Income	1,607
Total Revenues	906,097
EXPENSES	
Employee Compensation and Benefits	54,289
Occupancy	74,239
Other Operating Expenses	248,880
Total Expenses	377,408
NET INCOME	$ 528,689

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

BALANCE - DECEMBER 31, 2007	$	224,310
Net Income		528,689
Redemption of Member Interest		(59,681)
Distributions to Members		(588,894)
BALANCE - DECEMBER 31, 2008	$	104,424

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
STATEMENT OF CASH FLOWS

For the Year Ended Decmeber 31, 2008

OPERATING ACTIVITIES	
Net Income	$ 528,689
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation and Amortization	12,173
Loss on Disposal of Furniture and Equipment	11,356
Increase in Accounts Payable and Accrued Expenses	6,258
Loss on Partnership Investment	9,242
Net Cash Provided by Operating Activities	567,718
INVESTING ACTIVITIES	
Purchases of Property and Equipment	(16,880)
Increase in Other Assets	(9,826)
Net Cash Used in Investing Activities	(26,706)
FINANCING ACTIVITIES	
Redemption of Member Interest	(59,681)
Distributions to Members	(588,894)
Net Cash Used in Financing Activities	(648,575)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(107,563)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	183,880
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 76,317
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash Paid for Interest	$ 198

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

ALPINA CAPITAL, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commerce and is a member of Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $12,146 for the year ended December 31, 2008.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

REVENUE RECOGNITION

Consulting fees are recognized at the time services are rendered.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

Direct advertising costs are expensed as incurred. For the year ended December 31, 2008, the Company expensed $830 related to advertising.

NOTE B

COMMITMENTS

The Company is the lessee under three operating leases that have various terms that extend through September 2013. Future minimum payments under those leases are as follows for December 31:

2009	$	43,043
2010		36,556
2011		37,699
2012		57,684
2013		11,435
	$	186,417

Rent expense charged to operations totaled $51,194 for the year ended December 31, 2008.

NOTE C

CONCENTRATIONS

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

For the year ended December 31, 2008, four customers accounted for approximately 73% of the revenue generated.

NOTE D

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $60,321, which was $55,321 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was .27 to 1 at December 31, 2008.

NOTE E

REDEMPTION OF MEMBERSHIP INTEREST AND RELATED CONTINGENCY

In June 2008, the Company executed a redemption agreement with one of its members for 20,000 membership units. In exchange for those units, the member received a cash payment of $59,681 as well as contingent gains. The contingent gains will be valued when and if certain brokered transactions detailed by the redemption agreement take place. The value of those gains cannot be estimated at this time as they are based on the calculated proceeds that may be received by the Company which are a function of the value of each individual transaction. As of December 31, 2008 none of the transactions outlined by the agreement had taken place.

ALPINA CAPITAL, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

NET CAPITAL	
Total Stockholders' Equity	$ 104,424
Deductions and/or Charges	
Property and Equipment	(25,603)
Other Assets	(18,500)
Net Capital Before Haircuts on Securities Positions	60,321
Haircuts on Securities	-
Net Capital	$ 60,321
AGGREGATE INDEBTEDNESS	$ 15,996
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess of Net Capital	$ 55,321
Excess Net Capital at 1000%	$ 58,721
Ratio: Aggregate Indebtedness to Net Capital	.27 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 60,321
Net Capital Per Above	$ 60,321

ALPINA CAPITAL, LLC.
Supplementary Information
Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008 , Alpina Capital, LLC. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Alpina Capital, LLC. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements And Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Alpina Capital, LLC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Alpina Capital, LLC. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008 , Alpina Capital, LLC. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Members
Alpina Capital, LLC

In planning and performing our audits of the financial statements of **Alpina Capital, LLC** (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Alpina Capital, LLC**. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 15, 2009